# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veritone, Inc., CIK 0001615165
CUSIP: 92347M100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1615 Platte Street, 2nd Floor, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002033034

## Reporting persons
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 9,928,303; shared voting power 0; sole dispositive power 9,928,303; shared dispositive power 0; aggregate amount beneficially owned 9,928,303 (9.99% of the class)
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,928,303; shared voting power 0; sole dispositive power 9,928,303; shared dispositive power 0; aggregate amount beneficially owned 9,928,303 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Veritone, Inc.
Address of issuer's principal executive offices: 1615 Platte Street, 2nd Floor, Denver, CO 80202

## Item 2. Person Filing
Name of person filing: Esousa Group Holdings LLC and Michael Wachs.
Address of principal business office or, if none, residence: 211 East 43rd Street, Suite 402 New York, NY 10017
Citizenship: Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,928,303. This amount consists of shares of common stock and shares of common stock issuable upon exercise of pre-funded warrants. This amount reflects the number of shares of common stock that would be issuable upon full exercise of such reported securities and does not give effect to applicable beneficial ownership limitations. Therefore, the actual number of shares of common stock beneficially owned by the Reporting Person, after giving effect to such beneficial ownership limitations, is less than the number of securities reported in this Item 4(a).
Percent of class: 9.99%. This percentage is based on 54,005,035 shares of common stock outstanding as of June 27, 2025 plus 6,452,293 shares of common stock issued on June 30, 2025 in a registered direct offering. This percentage assumes the issuance of shares of common stock upon exercise of pre-funded warrants, which are subject to a beneficial ownership limitation of 9.99%, and gives effect to such beneficial ownership limitation. Due to such beneficial ownership limitation, as of the date of the event which requires the filing of this statement, the Reporting Person could not exercise all of the pre-funded warrants.
Sole power to vote or to direct the vote: 9,928,303. See Item 4(a).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,928,303. See Item 4(a).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (07/15/2025)
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (07/15/2025)